Exhibit 7.12

LS Power Equity Partners

July 18, 2008

Dear Mr. Snyder:

As recently discussed with you, we have a great deal of respect for TransAlta Corporation, its Board of Directors and its management team and believe fully in the underlying value proposition of your business. LS Power Equity Partners (“LS Power”) has demonstrated the strength of its conviction by becoming your largest shareholder, holding 9% of the current shares outstanding.

While we are enthusiastic about TransAlta, we continue to believe that the TransAlta is undervalued and will not be fairly valued as a public company.  It is for that reason that we believe that your shareholders would be best served by an acquisition of TransAlta. To that end, we have evaluated a possible acquisition of TransAlta by LS Power and Global Infrastructure Partners (“GIP”) and are convinced that we can offer a proposal that presents compelling value to TransAlta shareholders. Our goal is to consummate a consensual, negotiated transaction that is supported by the TransAlta Board of Directors and management.  In this spirit, we ask the TransAlta Board of Directors to seriously consider this proposal and engage with us in a meaningful dialogue.

We propose that LS Power and GIP acquire all outstanding shares of TransAlta not currently owned by LS Power for a price per share of CDN $39.00 in an all-cash transaction, structured through a plan of arrangement.  This price represents a premium of approximately 21% to today’s closing share price and a premium to the 52-week (and all-time) high.  We believe that this offer represents a compelling opportunity for your shareholders to realize immediate and substantive value in an uncertain economic environment and that our proposal will be well received by other TransAlta stakeholders.

We are committed to maintaining TransAlta’s well deserved status as a corporate leader in the Albertan and Canadian business communities. This includes:

•	delivering on its capital investment strategy and environmental leadership for Alberta and Canada;

•	honoring TransAlta’s commitments to its customers, employees and retirees;

•	maintaining TransAlta’s headquarters and corporate infrastructure in Alberta; and

•	building on TransAlta’s outstanding legacy in the area of corporate philanthropy and community engagement.

We would hope the current management team would agree to continue to lead the Company.    We believe that in a private company structure, the Company and its leadership would have significant flexibility in making long-term investments and plans that benefit stakeholders.  In short, our aim would be to maintain TransAlta as a responsible, values-driven Canadian company that continues to demonstrate, as it has in the past, the same high regard for its employees, customers and the communities in which it operates.

Given our familiarity of TransAlta and its industry, we are prepared to work with you and your team to move expeditiously. We have completed due diligence based on publicly available information and would require only a short period of confirmatory due diligence to finalize our offer. We have already retained Credit Suisse to serve as our financial advisor and Stikeman Elliott and Skadden Arps to serve as our legal advisors. We and our advisors are willing to meet with you to answer your questions regarding any aspect of our proposal.  We are willing to sign an appropriate confidentiality agreement to expedite the diligence process.

The transaction would be funded with approximately $6 billion of equity.  We have reviewed this opportunity with our respective investment committees, each of which fully supports this transaction.

Our collective equity investment would be supplemented with a $2 billion debt facility provided by Credit Suisse, which will also provide a $1.5 billion backstop credit facility, if necessary, to refinance TransAlta’s existing commercial bank facility and the recently-issued $500 million of senior notes should the holders exercise their change of control put.  We would be happy to make representatives of Credit Suisse available to discuss the terms with you.

Importantly, the new $8 billion equity and debt financing that will fund the consideration being paid to your shareholders would not subordinate any of your existing debt or lenders.  In addition, our financing plan is designed so as to not affect the investment grade rating of TransAlta Utilities.  Also, we do not foresee any material regulatory issues in completing such a transaction.

LS Power is an integrated developer, manager and investor focused exclusively on the power and energy sector.  For almost two decades, LS Power has developed a significant portion of North America’s energy infrastructure, including over 7,000 MW of power generating capacity, and demonstrated a strong record of community partnership.

GIP is an independent $5.64 billion fund that invests in operating infrastructure companies and assets worldwide.  GIP, whose founding investors are Credit Suisse and General Electric, is a long-term investor that concentrates on the energy, transport and water and waste industry sectors with the goal of improving the service quality of the assets it invests in to benefit all stakeholders.

As you may know, we are required to file this letter publicly given our disclosure obligations under the U.S. securities laws.

Nothing in this letter is considered to be binding on TransAlta, LS Power or GIP and no binding obligations shall be created until all parties have executed definitive agreements.

We believe that this is a significant value-creating opportunity for TransAlta shareholders and that it will be favorably received by all parties.  We look forward to receiving a response at your earliest convenience and continuing our dialogue on this subject.

Sincerely,

/s/ James Bartlett

James Bartlett, President
LS Power Equity Partners

/s/ Adebayo Ogunlesi

Adebayo Ogunlesi, Chairman & Managing Partner
Global Infrastructure Partners